November 1, 2010

Ryan C. Larrenaga One Financial Center Boston, MA 02111 (617) 772-3743

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-1004

Attn: Patsy Mengiste

Re: Columbia Funds Series Trust I (the “Registrant”); File No. 811-04367

Dear Ms. Mengiste:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the issuance of shares in connection with the reorganizations of:

1)	the Columbia Small Cap Growth Fund II series of Columbia Funds Series Trust (File No. 811-09645) into the Columbia Small Cap Growth Fund I series of the Registrant;

2)	the Columbia Mid Cap Core Fund series and Columbia Select Opportunities Fund series of the Registrant into the Columbia Strategic Investor series of the Registrant;

3)	the Columbia Core Bond Fund series and Columbia Short-Intermediate Bond Fund series of the Registrant into the Columbia Bond Fund series of the Registrant; and

4)	the Columbia Total Return Bond Fund series of Columbia Funds Series Trust into the Columbia Intermediate Bond Fund series of the Registrant (collectively, the “Reorganizations”).

The Registration Statement is proposed to become effective on the thirtieth day after the date upon which it is filed pursuant to Rule 488 under the Securities Act of 1933, as amended. We would greatly appreciate receiving any comments you might have at your earliest convenience.

Please direct all of your questions and/or comments regarding this filing to Brian McCabe of Ropes & Gray LLP at 617.951.7801 or Brian.McCabe@ropesgray.com, or, in his absence, to Christopher Petersen of Ameriprise Financial at 612.671.4321 or christopher.o.petersen@ampf.com.

Very truly yours,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary

Columbia Funds Series Trust I